Filed by RightCHOICE Managed Care, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12of the Securities Exchange
Act of 1934.

Subject Company:  RightCHOICE Managed Care, Inc.
Commission File Number:  001-15907


This filing relates to a proposed merger between RightCHOICE Managed Care, Inc. and WellPoint Health
Networks Inc. pursuant to the terms of that certain
Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE, WellPoint and RWP Acquisition
Corp. The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by RightCHOICE on October 23, 2001, and is incorporated by reference in this filing.

Cautionary Statements

This document contains forward-looking statements.
RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance.
Actual results may differ materially from the expectations described in this document due to, among other things, the factors detailed in the company's filings with the SEC, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-
K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

This document may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a registration statement on Form S-4 which contains a preliminary proxy statement-prospectus regarding the proposed transaction. The information contained in the preliminary proxy statement-prospectus is not complete and may be changed. When it becomes available, the final proxy statement-prospectus will be sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it will contain important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed or to be filed by RightCHOICE or WellPoint with the SEC are or will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.

*       *       *
Beginning November 27, 2001 and continuing from time to time thereafter, certain of the following slides may be used by senior management of RightCHOICE Managed Care, Inc. in making presentations to analysts and investors in meetings and conferences together with the slides previously filed pursuant to Rule 425 on November 20, 2001 and October 30, 2001.

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The State of Missouri
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*  5.6 million people
    *  9.3% growth since 1990
*  11th most diversified economy in the nation
*  Cost of living:  4th lowest in the nation
*  Unemployment rate:  3.5% - below national average
*  Employment growth rates estimated at 1.85%

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The State of Missouri
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*  Almost 145,000 firms and government agencies; employment distributed as follows:

Services        26%
Trade           24%
Manufacturing   16%
Government      16%
Other           18%

*  Almost 98% of the firms employ fewer than 100 people

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